UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 22, 2026
(Date of earliest event reported)

CALIFORNIA TEQUILA, INC.

(Exact name of issuer)

California	85-1049284
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

(Full mailing address of principal executive offices)

(310) 427-9779

(Issuer's telephone number, including area code)

Class A Voting Common Stock

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 6. Changes in Control of Issuer

On September 18, 2026, K Spirits, LLC ("K Spirits") completed its acquisition of 7,247,301 shares of California Tequila, Inc. (the "Company") from Richard Gamarra, individually and as the Trustee of the Richard D. Gamarra Living Trust (the "Gamarra Living Trust"), completing the previously contemplated transfer of a controlling ownership interest in the Company (the "Transaction").

Following completion of the Transaction, K Spirits, LLC beneficially owns approximately 54.8% of the Company's total issued and outstanding shares and approximately 57.8% of the Company's outstanding Class A Voting Common Stock, based upon the Company's capitalization immediately following the Transaction. Accordingly, K Spirits, LLC holds a controlling voting interest in the Company. The source of funds used by K Spirits, LLC in connection with the acquisition was member capital of K Spirits, LLC.

The shares acquired by K Spirits, LLC were acquired from the Gamarra Living Trust in a secondary transaction. The Company was not a party to the Stock Purchase Agreement and did not issue the 7,247,301 shares acquired by K Spirits, LLC in connection with the Transaction and did not receive the consideration paid by K Spirits, LLC for those shares. The transaction consisted Soley of the transfer of existing outstanding shares between shareholders and did not involve the issuance of additional securities by the Company.

Prior to the Transaction, control of the Company was held through the ownership position of the Gamarra Living Trust and its affiliated persons. As a result of the Transaction, K Spirits. LLC acquired the controlling ownership interest previously held by the Gamarra Living Trust.

Management and Board of Directors

The change in control has not resulted in a change to the Company's day-to-day executive management or ordinary-course business operations. Andrew Ulmer continues to serve as Chairman of the Board, Chief Executive Officer and President of the Company and remains responsible for the Company's day-to-day executive management and operations.

Following the Transaction, Andrew Ulmer, Anna Harding and Richard Gamarra remain members of the Company's Board of Directors. Doris Esho and Saad Shamoun have been appointed to the Board of Directors and each also serves as a Vice President of the Company. Ms. Esho and Mr. Shamoun bring, collectively, approximately 35 years of experience in the wine and spirits industry.

Accordingly, the Company's Board of Directors consists of five directors: Andrew Ulmer, Chairman; Anna Harding; Richard Gamarra; Doris Esho; and Saad Shamoun.

The Company continues to operate its existing business, including the production, marketing and distribution of its spirits portfolio. The change in ownership control has not, by itself, altered the Company's existing business model or the responsibilities of its executive management team.

Except as described in this Current Report, the Company is not aware of any additional arrangements or understandings among members of the former and new control groups and their associates with respect to the election of directors or other matters that are required to be disclosed pursuant to Item 6 of Form 1-U.

Additional Investment and Business Strategy

K Spirits. LLC intends to make additional investments in the Company to support the Company's business plan and growth initiatives, including the continued development and expansion of the Company's Crown and Diamond product campaign. The Company currently expects such additional capital to support inventory, production, marketing, sales and distribution initiatives and general working-capital and corporate purposes.

The amount, timing and terms of any additional investments by K Spirits, LLC will depend upon the Company's capital requirements and the terms of any applicable investment arrangements. Except to the extent reflected in definitive agreements entered into by the Company, there can be no assurance regarding the amount or timing of any future investment by K Spirits, LLC.

Item 9. Other Events

The Company has amended its Articles of Incorporation to increase the number of shares of Class A Voting Common Stock and Class B Non-Voting Common Stock authorized for issuance. The amendment has been filed with and accepted by the California Secretary of State.

Class	Authorized Shares	Par Value
Class A Voting Common Stock	100,000,000	No par value
Class B Non-Voting Common Stock	15,000,000	No par value

The increase in authorized shares does not, by itself, constitute an issuance of additional shares and does not change the number of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock currently issued and outstanding.

The increase in authorized capital provides the Company with additional flexibility for future corporate purposes, including potential capital-raising transactions, strategic transactions, acquisitions, equity compensation and other corporate purposes, subject in each case to applicable corporate and securities laws and any required corporate approvals.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements, including statements concerning anticipated investments by K Spirits, the Company's growth initiatives, the use of additional capital, and the continued development and marketing of the Company's Crown and Diamond product campaign. Words such as "intend," "expect," "may," "will," and similar expressions identify forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. The Company undertakes no obligation to update any forward-looking statement except as required by applicable law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALIFORNIA TEQUILA, INC.

By:	/s/ Andrew Ulmer
Andrew Ulmer
Chairman of the Board, Chief Executive Officer and President Date: September 22, 2026